1320 Centre Street, Suite 202 Newton, MA 02459 Phone: 617-243-0060 Fax: 617-243-0066

June 15, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC  20549

Attn:	Mary Beth Breslin

Re:	Precision Optics Corporation, Inc.
File No. 333-156258

Dear Ms. Breslin:

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”).  Set forth below is the Company’s response to the comment received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 9, 2009.

Comment 1.           Please expand your prospectus to disclose your response to prior comment 2 that the waiver was oral and to clarify the duration of the waiver.  See also Regulation S-K Compliance and Disclosure Interpretation question and answer 146.04 available on the Commission’s web site at http://www.sec.gov/divisions/corpfin/guidance/reg-kinterp.htm.

Response 1.                               The Company proposes to revise the disclosure in the registration statement as follows:

Page 2- the fourth paragraph on the page:

As a result of the June 25, 2008 transaction described above, certain anti-dilution provisions were triggered and we were obligated to issue 181,821 additional shares upon the exercise of the warrants issued February 1, 2007.  Additionally, the exercise price of the warrants was reduced from $8.00 to $5.50.  Pursuant to the February 1, 2007 Registration Rights Agreement, we are registering certain of these additional shares in this registration statement to which this prospectus forms a part.  Mr. Pitlor, our Director, has orally agreed to waive his registration rights as they pertain to this registration statement.  We believe Mr. Pitlor’s waiver will extend as long as it is in the best interests of our Company to delay the registration of Mr. Pitlor’s shares.

Page 13 — footnotes at the top of the page:

(3) The 18,182 shares of common stock underlying warrants issued to Mr. Pitlor as a result of the June 25, 2008 transaction are not being registered in this registration statement.  Mr. Pitlor has orally agreed to waive his registration rights with respect to these shares.  We believe Mr. Pitlor’s waiver will extend as long as it is in the best interests of our Company to delay the registration of Mr. Pitlor’s shares.

The Company respectfully requests that the Staff permit the Company to make the proposed edits in the final prospectus filed pursuant to Rule 424.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly